ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated October 2, 2007

UBS AG 100% Principal Protection Notes

Linked to an International Index Basket

Indicative Terms

Issuer	UBS AG (Jersey Branch)
Issue Price	$10 per Note
Index Basket and Weightings	35% Dow Jones EURO STOXX 50® Index (“DJ EURO STOXX Index”)
25% FTSETM 100 Index (“FTSE 100 Index”)
25% Nikkei® 225 Index (“Nikkei 225 Index”)
5% Swiss Market Index (SMI)® (“SMI Index”)
5% S&P/ASX 200® Index (“S&P/ASX 200 Index”)
5% MSCI® Emerging Markets IndexSM (“MSCI-EM Index”)
Term	5 years 2 months to 5 years 8 months (to be determined on the Trade Date)
Payment on Maturity Date	Investors will receive a cash payment at Maturity, based on the Basket Return, equal to the greater of:
♦ 100% of your principal plus an amount equal to the principal amount multiplied by the Basket Return
♦ 100% of your principal
Basket Return	Basket Ending Level – Basket Starting Level Basket Starting Level
Basket Starting Level	100
Basket Ending Level	The closing level of the Basket on the Final Valuation Date
Trade Date (expected)*	October 26, 2007
Settlement Date (expected)*	October 31, 2007
Final Valuation Date (expected)*	December 21, 2012 to June 25, 2013
Maturity Date (expected)*	December 28, 2012 to June 28, 2013

Product Description

Principal Protected Notes provide exposure to potential price appreciation in a basket of international indices as well as full principal protection at maturity. Principal protected investments issued at UBS can help reduce portfolio risk while maintaining exposure to equities. Principal protection only applies at maturity.

Benefits
☐	Preservation of Capital — At maturity, you will receive a cash payment equal to at least 100% of your principal.
☐	Diversification — Investors can diversity in a principal protected investment linked to a basket of indices.

Scenario Analysis at Maturity

100% Principal Protection at Maturity

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the preliminary prospectus supplement and accompanying prospectus related to this offering dated October 2, 2007.

We are using this issuer free writing prospectus and the attached preliminary prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. We will notify you of any material changes to the terms of the Notes.

*	In the event that we make any change to the expected trade date and settlement date, the final valuation date and the maturity date will be changed to ensure that the stated term of the Notes remains the same.

ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated October 2, 2007

Index Description

The Dow Jones® EURO STOXX 50 Index (“DJ EURO STOXX Index”) is an index of 50 European stocks from the countries participating in the European Monetary Union.

The FTSETM 100 Index (“FTSE 100 Index”) is a capitalization-weighted index of the 100 most highly capitalized companies traded on the London Stock Exchange.

The Nikkei® 225 Index (“Nikkei 225 Index”) is an index of 25 stocks listed on the Tokyo Stock Exchange.

The Swiss Market Index (SMI)® (“SMI Index”) consists of up to a maximum of 30 of the largest and most liquid large and mid-cap stocks in the Swiss equity market.

The S&P/ASX 200® Index (“S&P/ASX 200 Index”) is composed of the S&P/ASX 100 stocks plus an additional 100 stocks selected by the S&P Australian Index Committee.

The MSCI® Emerging Markets IndexSM (“MSCI-EM Index”) comprises 29 emerging market economies and 835 stocks (as of October, 2007).

Historical performance of any Index is not indicative of future performance.

Historical Performance of the Basket Index

The graph below illustrates the performance of the indices from 7/31/97 to 10/1/07

Source: Bloomberg L. P.

Investor Suitability and Key Risks

The Notes may be suitable for you if:

♦	You seek an investment with exposure to the economies of Japan, Europe, Australia, UK, Switzerland or of emerging markets.
♦	You seek an investment with a return linked to the performance of the Basket Indices.
♦	You seek an investment that offers full principal protection on the Notes when held to maturity.
♦	You are willing to hold the Notes to maturity.
♦	You do not seek current income from this investment.

The Notes may not be suitable for you if:

♦	You do not seek an investment with exposure to any of the economies of Japan, Europe, Australia, U.K., Switzerland or of emerging markets.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.
♦	You seek current income from your investments.
♦	You seek an investment for which there will be an active secondary market.

Key Risks:

♦	Principal protection only if you hold the Notes to maturity — You should be willing to hold your Notes to maturity.
♦	Market risk — Amounts payable on the Notes and their market value will depend on the performance of the Basket Indices.
♦	No interest payments — You will not receive any periodic interest payments on the Notes.
♦	The Basket Return will not be adjusted for changes in exchange rates relative to the U.S. Dollar, but the Notes will have some exposure to exchange rate fluctuations — The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the Basket Indices are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your return, if any, at maturity. However, because one of the Basket Indices (the MSCI Emerging Market IndexSM) — but not Basket Constituent Stocks — is denominated in U.S. dollars, you will have foreign currency exposure with respect to that Basket Index, and the value of your Notes will be affected by exchange rate fluctuations between the U.S. dollar and the currencies in which such component stocks are based. If the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, the value of your Notes may increase or decrease at maturity.
♦	Owning the Securities is not the same as owning the Basket Constituent Stocks — The return on your Notes may not reflect the return you would realize if you actually owned the constituents of a Basket Index or the Basket Indices. For instance, you will not receive or be entitled to receive any dividend payments or other distributions over the life of the Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the stocks comprising the Basket Indices, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of UBS, will determine the payment at maturity based on observed levels of the Basket Indices in the market. The calculation agent can postpone the determination of the maturity date if a market disruption event occurs and is continuing on the final valuation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Notes. Any such research, opinions, or recommendations could affect the value of the Basket Indices or the stocks included in the Basket Indices, and therefore the market value of the Notes.
♦	The Notes may be subject to currency exchange risk because the MSCI-EM Index, but not the component stocks underlying the MSCI-EM, is denominated in U.S. dollars.
♦	Non-U.S. Securities Markets Risks — The Basket Constituent Stocks are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks. This may have a negative impact on the performance of the Notes, which may have an adverse effect on the applicable offering of Notes.
♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange.

Investors are urged to review the “Risk Factors” in the preliminary prospectus supplement relating to this offering for a more detailed description of the risks related to an investment in the Notes.

The returns on UBS structured notes are linked to the performance of the relevant underlying asset or index. Investing in a structured note is not equivalent to investing directly in the underlying asset or index. Before investing, investors should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus) with the SEC under Registration Statement No. 333-132747 for the offering to which this communications relates. Before you invest, you should read the prospectus in that registration statement and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free at 1-800-657-9836.